CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Trigger Securities due 2009	$3,000,000	$117.90

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 791 to
Amendment No. 1 to PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated July 24, 2007	Dated September 29, 2008
Rule 424(b)(2)
$3,000,000
GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Trigger Securities due November 10, 2009,
Based on the Closing Price of Shares of the SPDR Gold Trust
(“Trigger Securities”)

Unlike ordinary debt securities, the Trigger Securities do not pay interest and do not guarantee any return of principal at maturity.  Instead, at maturity, you will receive for each $10 stated principal amount of Trigger Securities that you hold an amount in cash based upon the performance of the shares of the SPDR Gold Trust, which we refer to as the underlying shares, as determined on November 6, 2009, which we refer to as the valuation date, and over the term of the Trigger Securities.

•	The stated principal amount and issue price of each Trigger Security is $10.

•	We will not pay interest on the Trigger Securities.

•	At maturity, you will receive an amount per Trigger Security based on the performance of the underlying shares.

º
If the final share price is greater than the initial share price, you will receive for each $10 stated principal amount of Trigger Securities that you hold a payment equal to $10 plus the upside payment.  The upside payment will equal $10 times the share percent increase times 100%, which we refer to as the participation rate, subject to the maximum payment at maturity.  The maximum payment at maturity is $13.90 per Trigger Security.

º
If the final share price is less than or equal to the initial share price, but the share closing price has not decreased to or below the trigger level on any day during the observation period, you will only receive your $10 stated principal amount.

º
If the final share price is less than or equal to the initial share price and the share closing price has decreased to or below the trigger level on any day during the observation period, you will receive for each $10 stated principal amount of Trigger Securities that you hold a payment at maturity equal to $10 times the share performance factor, which will be an amount less than the $10 stated principal amount of the Trigger Securities, and which may be zero.

•	The share percent increase will be equal to (i) the final share price minus the initial share price, divided by (ii) the initial share price.

•	The share performance factor will be equal to (i) the final share price divided by (ii) the initial share price.

•	The trigger level is $58.8835, which is equal to 65% of the initial share price.

•
The observation period will be each trading day on which there is no market disruption event with respect to the underlying shares from and including the trading day immediately following the pricing date to and including the valuation date.

•	The initial share price is $90.59.

•
The final share price will equal the closing price of one underlying share times the adjustment factor on the valuation date.  The adjustment factor will be initially set at 1.0 and is subject to adjustment upon certain events affecting the underlying shares.

•	Investing in the Trigger Securities is not equivalent to investing in the underlying shares, gold or futures contracts on gold.

•	The Trigger Securities will not be listed on any securities exchange.

•	The CUSIP number for the Trigger Securities is 617483672.

You should read the more detailed description of the Trigger Securities in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Trigger Securities.”

The Trigger Securities are riskier than ordinary debt securities.  See “Risk Factors” beginning on PS-9.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

PRICE $10 PER TRIGGER SECURITY

	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per Trigger Security	$10.00	$0.10	$9.90
Total	$3,000,000	$30,000	$2,970,000

(1)	For additional information, see “Supplemental Information Concerning Plan of Distribution” in this pricing supplement.

MORGAN STANLEY
September 29, 2008

For a description of certain restrictions on offers, sales and deliveries of the Trigger Securities and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the Trigger Securities, see the section of this pricing supplement called “Description of Trigger Securities—Supplemental Information Concerning Plan of Distribution.”

No action has been or will be taken by us, the agent or any dealer that would permit a public offering of the Trigger Securities or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

The Trigger Securities have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The Trigger Securities may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The Trigger Securities have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the Trigger Securities or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

No action has been taken to permit an offering of the Trigger Securities to the public in Hong Kong as the Trigger Securities have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the Trigger Securities, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the Trigger Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

The Trigger Securities have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

The agent and each dealer represent and agree that they will not offer or sell the Trigger Securities nor make the Trigger Securities the subject of an invitation for subscription or purchase, nor will they circulate or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Trigger Securities, whether directly or indirectly, to persons in Singapore other than:

(a)  an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b)  an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)  a person who acquires the Trigger Securities for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d)  otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the Trigger Securities we are offering to you in general terms only.  You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement.  You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The Trigger Securities offered are medium-term debt securities of Morgan Stanley.  The return on the Trigger Securities at maturity is based on the closing price of the shares of the SPDR Gold Trust, each of which we refer to as an underlying share, on the valuation date and over the term of the Trigger Securities.

“Standard & Poor’s®”, “S&P®”, “SPDR®”, “SPDR® Gold Trust” and “SPDR® Gold Shares” are trademarks of The McGraw-Hill Companies, Inc.

Each Trigger Security costs $10
We, Morgan Stanley, are offering Trigger Securities due November 10, 2009, Based on the Closing Price of Shares of the SPDR Gold Trust, which we refer to as the Trigger Securities.  The stated principal amount and issue price of each Trigger Security is $10.

The original issue price of the Trigger Securities includes the agent’s commissions paid with respect to the Trigger Securities and the cost of hedging our obligations under the Trigger Securities.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The fact that the original issue price of the Trigger Securities includes these commissions and hedging costs is expected to adversely affect the secondary market prices of the Trigger Securities.  See “Risk Factors—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of Trigger Securities—Use of Proceeds and Hedging.”

No guaranteed return of principal; no interest
Unlike ordinary debt securities, the Trigger Securities do not pay interest and do not guarantee any return of principal at maturity.  If the final share price is less than the initial share price and the share closing price has decreased to or below the trigger level on any day during the observation period, we will pay to you an amount in cash per Trigger Security that is less than the $10 stated principal amount of each Trigger Security by an amount proportionate to the decrease in the final share price from the initial share price.  The initial share price is $90.59.  The final share price will be the closing price of one underlying share times the adjustment factor on November 6, 2009, which we refer to as the valuation date.  The adjustment factor is initially set at 1.0 and is subject to adjustment upon certain events affecting the underlying shares.

Payment at maturity based on the performance of the underlying shares
At maturity, you will receive for each $10 stated principal amount of Trigger Securities that you hold an amount in cash based upon the closing price of one underlying share on the valuation date and over the term of the Trigger Securities, determined as follows:

•       If the final share price is greater than the initial share price, you will receive for each $10 stated principal amount of Trigger Securities that you hold a payment at maturity equal to:

$10 + upside payment,

subject to a maximum payment at maturity of $13.90, or 139% of the $10 stated principal amount,

where,

upside payment = $10 × participation rate × share percent increase,

participation rate = 100%,

share percent increase	=	final share price − initial share price
initial share price

final share price = the closing price of one underlying share times the adjustment factor, each as of the valuation date,

initial share price = $90.59,

and

adjustment factor = 1.0, subject to adjustment upon certain events affecting the underlying shares.

•       If the final share price is less than or equal to the initial share price, but the share closing price has not decreased to or below the trigger level on any day during the observation period, you will receive for each Trigger Security that you hold the stated principal amount of $10.

•       If the final share price is less than or equal to the initial share price, and the share closing price has decreased to or below the trigger level on any day during the observation period, you will receive for each $10 stated principal amount of Trigger Securities that you hold a payment at maturity equal to:

$10 × share performance factor

where,

share performance factor	=	final share price
initial share price

Because the share performance factor will be less than or equal to 1.0, this payment will be less than or equal to $10.

On PS-7, we have provided examples of the calculation of the payment at maturity which illustrate the performance of the Trigger Securities at maturity assuming a range of hypothetical percentage changes in the final share price from the initial share price and ranges of the share closing price during the observation period.  The examples do not show every situation that may occur.

You can review the historical prices of the underlying shares and a graph of historical prices of the underlying shares in the section of this pricing supplement called “Description of Trigger Securities—Historical Graph.”  You cannot predict the future performance of the underlying shares or whether the share closing price will decline to or below the trigger level at any day during the observation period based on their historical performance.

The adjustment factor may be changed
During the life of the Trigger Securities, our affiliate, Morgan Stanley & Co. Incorporated or its successors, which we refer to as MS & Co., acting as calculation agent, may make changes to the adjustment factor, initially set at 1.0, to reflect the occurrence of certain events relating to the underlying shares.  You should read about these adjustments in the sections of this pricing supplement called “Risk Factors—The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the underlying shares,” “Description of Trigger Securities—Adjustment Factor” and “—Antidilution Adjustments.”

You have no shareholder rights
Investing in the Trigger Securities is not equivalent to investing in the underlying shares.  As an investor in the Trigger Securities, you will not have voting rights, the right to receive any distributions or any other rights with respect to the underlying shares.  In addition, you do not have the right to exchange your Trigger Securities for underlying shares at any time.

Your return on the Trigger Securities is limited by the maximum payment at maturity
The return investors realize on the Trigger Securities is limited by the maximum payment at maturity.  The maximum payment at maturity of each Trigger Security is $13.90, or 139% of the $10 stated principal amount.  See “Hypothetical Payouts on the Trigger Securities at Maturity” on PS-7.

Postponement of maturity date
If due to a market disruption event or otherwise, the valuation date is postponed so that it falls less than two scheduled trading days prior to the scheduled maturity date, the maturity date will be the second scheduled trading day following the valuation date as postponed.

The Trigger Securities will be accelerated under certain circumstances
If the SPDR Gold Trust liquidates and the underlying shares are discontinued, the Trigger Securities will be deemed accelerated to the fifth business day following the day the holders of the underlying shares are notified of such liquidation (“the acceleration date”), and the payment made to you on the acceleration date will be equal to the fair market value of the Trigger Securities on the trading day immediately following the day notice of discontinuance is given to holders of the underlying share as determined by the calculation agent in its sole discretion based on its internal models, which will take into account the reasonable costs incurred by Morgan Stanley or any of its affiliates in unwinding any related hedging arrangements.  See “Risk Factors―The Trigger Securities will be accelerated under certain circumstances” and “Description of Trigger Securities—Discontinuance of the Underlying Shares; Alteration of Method of Calculation.”

The SPDR Gold Trust
The underlying shares are shares of the SPDR Gold Trust.  The SPDR Gold Trust is a trust sponsored by World Gold Trust Services, LLC.  BNY Mellon Asset Servicing, a division of The Bank of New York Mellon (formerly the Bank of New York), is the trustee of the Trust and HSBC Bank USA, N.A. is the custodian of the Trust. The SPDR Gold Trust seeks to mirror as closely as possible the price of gold bullion, before fees and expenses.  It is possible that the performance of the underlying shares may not fully replicate the performance of the price of gold due to the fee and expenses charged by the SPDR Gold Trust or by restrictions on access to gold or due to other circumstances.

MS & Co. will be the Calculation Agent
We have appointed our affiliate, MS & Co., to act as calculation agent for The Bank of New York Mellon, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A.), the trustee for our senior notes.  As calculation agent, MS & Co. determined the initial share price and will determine the final share price, whether the share closing price has decreased to or below the trigger level on any day during the observation period, the share percent increase or the share performance factor, as applicable, the payment to you at maturity and whether a market disruption event has occurred.

Where you can find more information on the Trigger Securities
The Trigger Securities are senior notes issued as part of our Series F medium-term note program.  You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated July 24, 2007.  We describe the basic features of this type of note in the sections of the prospectus supplement called “Description of Notes—Fixed Rate Notes” and “—Exchangeable Notes.”

Because this is a summary, it does not contain all of the information that may be important to you.  For a detailed description of the terms of the Trigger Securities, you should read the “Description of Trigger Securities” section in this pricing supplement.  You should also read about some of the risks involved in investing in the Trigger Securities in the section called “Risk Factors.”  The tax treatment of investments in notes such as these differ from that of investments in ordinary debt securities.  See the section of this pricing supplement called “Description of Trigger Securities—United States Federal Taxation.”  We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the Trigger Securities.

How to reach us	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).

HYPOTHETICAL PAYOUTS ON THE TRIGGER SECURITIES AT MATURITY

The following tables illustrate the payment at maturity on the Trigger Securities for a range of hypothetical share closing prices, taking into account whether or not the share closing price decreased to or below the trigger level on any day during the observation period.

The hypothetical tables are based on the following values:

Initial share price:	$90.59

Trigger price:	$58.8835 (65% of the initial share price, representing a 35% decline)

Maximum payment
at maturity:	$13.90 (139% of the of the stated principal amount)

Participation rate:	100%

TABLE 1:  Final share price is greater than the initial share price.  This table represents the hypothetical payment at maturity on a $10 investment in the Trigger Securities when the final share price is greater than the initial share price of $90.59.  In this scenario, any decrease of the share closing price below the trigger level on any day during the observation period is irrelevant to the payment at maturity.  In each case, the payment at maturity is subject to the maximum payment at maturity, and the investor will realize the maximum payment at maturity at a final share price that is equal to or greater than 139% of the initial share price.

Hypothetical final share price	% change from initial share price	Has the share closing price declined to or below the trigger level during the observation period?	Payment at maturity of Trigger Securities
$99.65	10%	Yes	$11.00
$108.71	20%	No	$12.00
$125.92	39%	Yes	$13.90
$135.89	50%	No	$13.90
$167.59	85%	No	$13.90
$181.18	100%	No	$13.90

TABLE 2:  Final share price is less than or equal to the initial share price but the share closing price has not declined to or below the trigger level on any day during the observation period.  This table represents the hypothetical payment at maturity on a $10 investment in the Trigger Securities on the basis that the final share price is less than or equal to the initial share price of $90.59 but that the share closing price has not decreased to or below the trigger level of $58.8835 (65% of the initial share price and representing a 35% decline from the initial share price) on any day during the observation period.

Hypothetical final share price	% change from initial share price	Has the share closing price declined to or below the trigger level during the observation period?	Payment at maturity of Trigger Securities
$81.53	–10%	No	$10.00
$77.00	–15%	No	$10.00
$72.47	–20%	No	$10.00
$59.79	–34%	No	$10.00

TABLE 3:  Final share price is less than or equal to the initial share price and the share closing price has declined to or below the trigger level.  This table represents the hypothetical payment at maturity on a $10 investment in the Trigger Securities on the basis that the final share price is less than or equal to the initial share price of $90.59 and that the share closing price has decreased to or below the trigger level of $58.8835 (65% of the initial share price and representing a 35% decline from the initial share price) on at least one day during the observation period.  In this scenario, the investor will suffer a loss at maturity, because the share closing price declines to or below the trigger level on at least one day during the observation period even if the final share price on the valuation date was greater than the trigger level.

Hypothetical final share price	% change from initial share price	Has the share closing price declined to or below the trigger level during the observation period?	Payment at maturity of Trigger Securities
$72.47	–20%	Yes	$8.00
$67.94	–25%	Yes	$7.50
$63.41	–30%	Yes	$7.00
$13.59	–85%	Yes	$1.50

Because the share closing price may be subject to significant fluctuation during the observation period, it is not possible to present a chart or table illustrating the complete range of possible payouts at maturity.  The examples of the hypothetical payout calculations above are intended to illustrate how the amount payable to you at maturity will depend on (i) whether the final share price is greater than or less than or equal to the initial share price, (ii) whether the share closing price has or has not decreased to or below the trigger level on any day during the observation period and (iii) the maximum payment at maturity.

Please review the table of the historical share prices and the graph of the historical performance of the daily share closing prices for the period from November 18, 2004 through September 29, 2008 in this pricing supplement under “Description of Trigger Securities—Historical Information” and “—Historical Graph”.  You cannot predict the future share price based on its historical performance.

RISK FACTORS

The Trigger Securities are not secured debt, are riskier than ordinary debt securities and, unlike ordinary debt securities, the Trigger Securities do not pay interest or guarantee any return of principal at maturity.  The return that investors realize on the Trigger Securities is limited by the maximum payment at maturity.  This section describes the most significant risks relating to the Trigger Securities.  You should carefully consider whether the Trigger Securities are suited to your particular circumstances before you decide to purchase them.

Trigger Securities do not pay interest or guarantee return of principal
The terms of the Trigger Securities differ from those of ordinary debt securities in that we will not pay you interest on the Trigger Securities or guarantee to pay you the principal amount of the Trigger Securities at maturity.  Instead, at maturity, you will receive for each $10 stated principal amount of Trigger Securities that you hold an amount in cash based upon the final share price and if the share closing price has declined to or below the trigger level on any day during the observation period.  If the final share price is less than the initial share price, and the share closing price has declined to or below the trigger level on any day during the observation period, you will lose money on your investment; you will receive an amount in cash that is less than the $10 stated principal amount of each Trigger Security by an amount proportionate to the decline in the final share price from the initial share price.  In addition, unless the final share prices has increased sufficiently from the initial share, the overall return on the Trigger Securities may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.  See “Hypothetical Payouts on the Trigger Securities at Maturity” on PS–7.

Your appreciation potential is limited
The appreciation potential of the Trigger Securities is limited by the maximum payment at maturity of $13.90, or 139% of the $10 stated principal amount.  As a result, you will not share in any appreciation of the underlying shares above 139% of the initial share price.  See “Hypothetical Payouts on the Trigger Securities at Maturity” on PS–7.

The Trigger Securities will not be listed
The Trigger Securities will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the Trigger Securities.  MS & Co. currently intends to act as a market maker for the Trigger Securities but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Trigger Securities easily.  Because we do not expect that other market makers will participate significantly in the secondary market for the Trigger Securities, the price at which you may be able to trade your Trigger Securities is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the Trigger Securities.  Because it is not possible to predict whether the market for the Trigger Securities will be liquid or illiquid, you should be willing to hold your Trigger Securities to maturity.

Market price of the Trigger Securities may be influenced by many unpredictable factors
Several factors, many of which are beyond our control, will influence the value of the Trigger Securities in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Trigger Securities in the secondary market.  We expect that generally the trading price of the underlying shares on any day will affect the value of the Trigger Securities more than any other single factor.  Other factors that may influence the value of the Trigger Securities include:

• the volatility (frequency and magnitude of changes in price) of the underlying shares;

•       geopolitical conditions and economic, financial, political, regulatory or judicial events that affect gold which underlies the SPDR® Gold Trust or commodities markets generally, and which may affect the trading price of the underlying shares;

•       global gold supply and demand, which is influenced by such factors as forward selling by gold producers, purchases made by gold producers to unwind gold hedge positions, central bank purchases and sales, and production and cost levels in major gold-producing countries such as South Africa, the United States and Australia;

• investors’ expectations with respect to the rate of inflation;

• interest and yield rates in the market;

• whether the share closing price has declined to or below the trigger level on any day during the observation period;

• the time remaining until the Trigger Securities mature;

• the occurrence of certain events affecting the underlying shares that may or may not require an adjustment to the adjustment factor; and

• any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price you will receive if you sell your Trigger Securities prior to maturity.  For example, you may have to sell your Trigger Securities at a substantial discount from the principal amount if the trading price of the underlying shares is at, below, or not sufficiently above the initial share price or the trigger level.

You cannot predict the future performance of the underlying shares based on their historical performance.  The price of the underlying shares may decrease and the share closing price may decline to or below the trigger level on any day during the observation period so that you will receive at maturity a payment that is less than the principal amount of the Trigger Securities by an amount proportionate to the decrease in the price of the underlying shares.  In addition, there can be no assurance that the price of the underlying shares will increase so that you will receive at maturity an amount in excess of the principal amount of the Trigger Securities.  See “Description of Trigger Securities―Historical Information.”

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices
Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Trigger Securities in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Trigger Securities, as well as the projected profit included in the cost of hedging our obligations under the Trigger Securities.  In addition, any such prices may differ from values determined by pricing models used by MS & Co. as a result of dealer discounts, mark-ups or other transaction costs.

There are risks associated with investments in securities with concentration in a single commodity
The payment at maturity on the Trigger Securities is linked exclusively to the price of the underlying shares, which is linked to the price of gold and not to a diverse basket of commodities or a broad-based commodity index.  The price of gold may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally.  Because the Trigger Securities are linked to the price of a single commodity they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index.

The price of the underlying shares is linked closely to the price of gold, which may change unpredictably and affect the value of the Trigger Securities in unforeseeable ways
Investments in securities such as the Trigger Securities linked to the price of a single commodity are considered speculative.  The underlying shares attempt to mirror as closely as possible, before fees and expenses, the performance of the price of gold bullion and the value of the underlying shares relate directly to the value of the gold held by the SPDR® Gold Trust.  The gold markets are generally subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention.

Gold prices are subject to volatile price movements over short periods of time and are generally affected by numerous factors.  These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events.  Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs in major gold producing nations such as South Africa, the United States and Australia, non-concurrent trading hours of gold markets and short-term changes in supply and demand because of trading activities in the gold market.  It is not possible to predict the aggregate effect of all or any combination of these factors.

Investing in the underlying shares is not the same as investing directly in gold
The performance of the underlying shares may not fully replicate the performance of the price of gold due to the fees and expenses charged by the SPDR® Gold Trust or by restrictions on access to gold or due to other circumstances.  The Trust does not generate any income and as the SPDR® Gold Trust regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share has gradually declined over time.  The SPDR® Gold Trust sells gold to pay expenses on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of gold.  The sale of SPDR® Gold Trust’s gold to pay expenses at a time of low gold prices could adversely affect the value of the underlying shares.  Additionally, there is a risk that part or all of the SPDR® Gold Trust’s gold could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or otherwise.

There are risks in securities relating to commodities trading on the London Bullion Market Association.
The value of the Trigger Securities is closely related to the price of gold.  Gold is traded on the London Bullion Market Association which we refer to as the LBMA.  The LBMA is a self-regulatory association of bullion market participants.  Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity.  If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected.  The LBMA is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading.  For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of commodities trading on the LBMA.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Termination of the underlying shares or liquidation of the SPDR® Gold Trust could adversely affect the value of the Trigger Securities
The underlying shares are shares of the SPDR® Gold Trust.  The SPDR® Gold Trust may be required to terminate and liquidate at a time that is disadvantageous to you.  If the SPDR® Gold Trust is required to terminate and liquidate, such termination and liquidation could occur at a time which is disadvantageous to you, such as when gold prices are lower than the gold prices at the time when you purchased your securities.

Investing in the Trigger Securities is not equivalent to investing in the underlying shares
Investing in the Trigger Securities is not equivalent to investing in the underlying shares or the SPDR® Gold Trust.  As an investor in the Trigger Securities, you will not have voting rights, the right to receive any distributions or any other rights with respect to the underlying shares.  In addition, you do not have the right to exchange your Trigger Securities for underlying shares at any time.

The Trigger Securities will be accelerated under certain circumstances
If the SPDR Gold Trust liquidates and the underlying shares are permanently discontinued, the Trigger Securities will be deemed accelerated to the fifth business day following the day on which notice of such discontinuation is provided to holders of the underlying shares (“the acceleration date”), and the payment made to you on the acceleration date will be equal to the fair market value of the Trigger Securities on the trading day immediately following the day notice of discontinuance is given to holders of the underlying shares, as determined by the calculation agent in its sole discretion based on its internal models, which will take into account the reasonable costs incurred by Morgan Stanley or any of its affiliates in unwinding any related hedging arrangements.  See “Description of Trigger Securities—Discontinuance of the Underlying Shares; Alteration of Method of Calculation.”

In the event the Trigger Securities are accelerated as a result of the discontinuance of the underlying shares, the term of the Trigger Securities will be shorter, and may be significantly shorter, than would have been the case if the underlying shares had not been discontinued.  In addition, the fair market value of the Trigger Securities used to calculate the payment due upon acceleration in these circumstances may be less than the payment investors would have received were the payment upon acceleration determined based on the share percent increase or the share performance factor, as applicable, using the share closing price on the trading day immediately following the day notice of discontinuance is given to holders of the underlying shares as the final share price.  As a result, the amount paid upon such acceleration may be less, and may be significantly less, than the amount that would have been payable to you had the underlying shares not been discontinued.

The economic interests of the calculation agent are potentially adverse to your interests
The economic interests of the calculation agent are potentially adverse to your interests as an investor in the Trigger Securities.

As calculation agent, MS & Co. determined the initial share price and will determine the final share price, whether the share closing price has declined to or below the trigger level on any day during the observation period and will calculate the amount of cash you will receive at maturity.  Determinations made by MS & Co., in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of the final share price (and of any antidilution adjustments), may affect the payment at maturity.  See the section of this pricing supplement called “Description of Trigger Securities—Market Disruption Event.”

The original issue price of the Trigger Securities includes the agent’s commissions and certain costs of hedging our obligations under the Trigger Securities.  The subsidiaries through which we hedge our obligations under the Trigger Securities expect to make a profit.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected.

Hedging and trading activity by the calculation agent and its affiliates could potentially adversely affect the value of the Trigger Securities
MS & Co. and other affiliates of ours have carried out, and will continue to carry out, hedging activities related to the Trigger Securities (and possibly to other instruments linked to the underlying shares), including trading in the underlying shares and in options contracts on the underlying shares. MS & Co. and some of our other subsidiaries also trade the underlying shares, gold and other financial instruments related to gold on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the day we priced the Trigger Securities for initial sale to the public could potentially have increased the initial share price and, therefore, the price at which the underlying shares must close on the valuation date before you receive a payment at maturity that exceeds the principal amount of the Trigger Securities.  Additionally, such hedging or trading activities during the term of the Trigger Securities could potentially affect whether the closing price of the underlying shares declines to or below the trigger level on any day during the observation period and could potentially adversely affect the share closing price on the valuation date and, accordingly, the amount of cash you will receive at maturity.

Our credit ratings and credit spreads may adversely affect the market value of the Trigger Securities
Investors are subject to our credit risk and to changes in the market's view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the Trigger Securities.

The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the underlying shares
MS & Co., as calculation agent, will adjust the amount payable at maturity for certain events affecting the underlying shares.  However, the calculation agent will not make an adjustment for every event that could affect the underlying shares.  If an event occurs that does not require the calculation agent to adjust the amount payable at maturity, the market price of the Trigger Securities may be materially and adversely affected.

Although the U.S. federal income tax consequences of an investment in the Trigger Securities are uncertain, each Trigger Security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes

Please note that the discussions in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the Trigger Securities supersede the discussions contained in the accompanying prospectus supplement.  Subject to the discussion under “United States Federal Taxation” in this pricing supplement, each Trigger Security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.  We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the tax treatment of the Trigger Securities, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.  If the IRS were successful in asserting an alternative treatment for the Trigger Securities, the timing and character of income on the Trigger Securities might differ significantly.  For example, because the Trigger Securities are linked to shares of an exchange-traded fund, there is a substantial risk that an investment in the Trigger Securities will be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  However, for U.S. Holders who purchase the Trigger Securities at the issue price (as set forth on the front cover of this pricing supplement), none of the long-term capital gain (if any) recognized by such holders should be reclassified as ordinary income and subject to an interest charge pursuant to the “constructive ownership rule.”  U.S. investors should read the section of this pricing supplement called “United States Federal Taxation – Tax Consequences to U.S. Holders – Tax Treatment of the Trigger Securities – Possible Application of Section 1260 of the Code” for additional information and consult their tax advisers regarding the possible application of the “constructive ownership” rule.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Trigger Securities.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Trigger Securities, possibly with retroactive effect.

Both U.S. and Non-U.S. Holders should read carefully the discussion under “United States Federal Taxation” in this pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Trigger Securities, including possible alternative treatments, the constructive ownership regime, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DESCRIPTION OF TRIGGER SECURITIES

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.  The term “Trigger Securities” refers to each Stated Principal Amount of our Trigger Securities due November 10, 2009, Based on the Closing Price of Shares of the SPDR Gold Trust.  In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$3,000,000

Underlying Shares	Shares of the SPDR Gold Trust

Pricing Date	September 29, 2008

Original Issue Date (Settlement Date)	October 6, 2008

Maturity Date	November 10, 2009, subject to postponement in accordance with the following paragraph in the event of a Market Disruption Event on the scheduled Valuation Date.

If due to a Market Disruption Event or otherwise, the Valuation Date is postponed so that it falls less than two scheduled Trading Days prior to the scheduled Maturity Date, the Maturity Date will be the second scheduled Trading Day following the Valuation Date as postponed.  See “—Valuation Date” below.

Issue Price	$10 per Trigger Security

Stated Principal Amount	$10 per Trigger Security

Denominations	$10 and integral multiples thereof

CUSIP Number	617483672

Interest Rate	None

Specified Currency	U.S. dollars

Payment at Maturity	At maturity, upon delivery of the Trigger Securities to the Trustee, we will pay with respect to each $10 Stated Principal Amount an amount in cash equal to:

(i) if the Final Share Price is greater than the Initial Share Price, the lesser of (a) $10 plus the Upside Payment and (b) the Maximum Payment at Maturity;

(ii) if the Final Share Price is less than or equal to the Initial Share Price, but the Share Closing Price has not decreased to or below the Trigger Level on any day during the Observation Period, the $10 Stated Principal Amount, or

(iii) if the Final Share Price is less than or equal to the Initial Share Price and the Share Closing Price has decreased to or below the Trigger Level on any day during the Observation Period, $10 times the Share Performance Factor.

We shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to the Stated Principal Amount, on or prior to 10:30 a.m. on the Trading Day preceding the Maturity Date (but if such Trading Day is not a Business Day, prior to the close of business on the Business Day preceding the Maturity Date), and (ii) deliver the aggregate cash amount due with respect to the Trigger Securities to the Trustee for delivery to DTC, as holder of the Trigger Securities, on the Maturity Date.  We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants.  See “—Book Entry Note or Certificated Note” below, and see “The Depositary” in the accompanying prospectus supplement.

Maximum Payment at Maturity	$13.90 per Trigger Security (139% of the Stated Principal Amount).

Upside Payment	The product of (i) $10 times (ii) the Participation Rate times (iii) the Share Percent Increase.

Participation Rate	100%

Share Percent Increase	A fraction, the numerator of which is the Final Share Price minus the Initial Share Price and the denominator of which is the Initial Share Price.

Share Performance Factor	A fraction, the numerator of which is the Final Share Price and the denominator of which is the Initial Share Price.

Observation Period
Each Trading Day on which there is no Market Disruption Event with respect to the Underlying Shares from and including the Trading Day immediately following the Pricing Date to and including the Valuation Date.

In addition, for the purpose of determining whether the Share Closing Price has declined to or below the Trigger Level on any day during the Observation Period, the Observation Period shall extend to and including the Valuation Date as such date may be postponed in accordance with the definition of “—Valuation Date” below.

Initial Share Price	$90.59

Trigger Level	$58.8835, which is 65% of the Initial Share Price.

Share Closing Price
Subject to the provisions set out under “—Discontinuance of the Underlying Shares; Alteration of Method of Calculation” below, the Share Closing Price for the Underlying Shares (or one unit of any other security for which a Share Closing Price must be determined) on any Trading Day means:

(i)        if the Underlying Shares (or any such other security) are listed or admitted to trading on a national securities exchange (other than The NASDAQ Stock Market LLC (the “NASDAQ”)), the last reported sale price, regular way, of the principal trading session on such day on the principal national securities exchange registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on which the Underlying Shares (or any such other security) are listed or admitted to trading,

(ii)       if the Underlying Shares (or any such other security) are securities of the NASDAQ, the official closing price published by the NASDAQ on such day, or

(iii)      if the Underlying Shares (or any such other security) are not listed or admitted to trading on any national securities exchange but are included in the OTC Bulletin Board Service (the “OTC Bulletin Board”) operated by the Financial Industry Regulatory Authority, Inc., the last reported sale price of the principal trading session on the OTC Bulletin Board on such day.

If the Underlying Shares (or any such other security) are listed or admitted to trading on any national securities exchange but the last reported sale price or the official closing price published by the NASDAQ, as applicable, is not available pursuant to the preceding sentence, then the Share Closing Price for one Underlying Share (or one unit of any such other security) on any Trading Day will mean the last reported sale price of the principal trading session on the over-the-counter market as reported on the NASDAQ or the OTC Bulletin Board on such day.  If a Market Disruption Event (as defined below) occurs with respect to the Underlying Shares (or any such other security) or the last reported sale price or the official closing price published by the NASDAQ, as applicable, for the Underlying Shares (or any such other security) is not available pursuant to either of the two preceding sentences, then the Share Closing Price for any Trading Day will be the mean, as determined by the Calculation Agent, of the bid prices for the Underlying Shares (or any such other security) for such Trading Day obtained from as many recognized dealers in such security, but not exceeding three, as will make such bid prices available to the Calculation Agent.  Bids of Morgan Stanley & Co. Incorporated and its successors (“MS & Co.”) or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the bids obtained.  The term “OTC Bulletin Board Service” will include any successor service thereto.  See “—Discontinuance of the Underlying Shares; Alteration of Method of Calculation” below.

Final Share Price	The Share Closing Price of one Underlying Share times the Adjustment Factor, each as determined by the Calculation Agent on the Valuation Date.

Adjustment Factor	1.0, subject to adjustment in the event of certain events affecting the Underlying Shares. See “—Antidilution Adjustments” below.

Valuation Date	November 6, 2009, subject to postponement as described in the following paragraph.

If a Market Disruption Event occurs on the scheduled Valuation Date, or if such Valuation Date is not a Trading Day, the Final Share Price will be determined on the immediately succeeding Trading Day on which no Market Disruption Event shall have occurred; provided that the Final Share Price will not be determined on a date later than the fifth scheduled Trading Day after the scheduled Valuation Date and if such date is not a

Trading Day or if there is a Market Disruption Event on such date, the Calculation Agent will determine the Final Share Price as the mean, as determined by the Calculation Agent, of the bid prices for the Underlying Shares for such date obtained from as many recognized dealers in such security, but not exceeding three, as will make such bid prices available to the Calculation Agent.  Bids of MS & Co. or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the bids obtained.

Trading Day
A day, as determined by the Calculation Agent, on which trading is generally conducted on the New York Stock Exchange LLC (“NYSE”), the American Stock Exchange LLC, The NASDAQ Stock Market LLC, the Chicago Mercantile Exchange and the Chicago Board of Options Exchange and in the over-the-counter market for equity securities in the United States.

Book Entry Note or Certificated Note
Book Entry.  The Trigger Securities will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC.  DTC’s nominee will be the only registered holder of the Trigger Securities.  Your beneficial interest in the Trigger Securities will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC.  In this pricing supplement, all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Trigger Securities, for distribution to participants in accordance with DTC’s procedures.  For more information regarding DTC and book entry notes, please read “The Depositary” in the accompanying prospectus supplement and “Form of Securities—Global Securities—Registered Global Securities” in the accompanying prospectus.

Senior Note or Subordinated Note	Senior

Trustee	The Bank of New York Mellon (as successor Trustee to JPMorgan Chase Bank, N.A.)

Agent	MS & Co.

Calculation Agent	MS & Co.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity, if any, will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per Trigger Security will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Trigger

Securities will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our subsidiary, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Trigger Securities, including with respect to certain determinations and judgments that the Calculation Agent has made or must make in determining the Initial Share Price, the Final Share Price, whether the Share Closing Price has decreased to or below the Trigger Level on any day during the Observation Period or whether a Market Disruption Event has occurred.  See “—Market Disruption Event,” “—Antidilution Adjustments” and “—Discontinuance of the Underlying Shares; Alteration of Method of Calculation” below.  MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Market Disruption Event	Market Disruption Event means, with respect to the Underlying Shares:

(i)        the occurrence or existence of a suspension, absence or material limitation of trading of the Underlying Shares on the primary market for the Underlying Shares for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session in such market; or a breakdown or failure in the price and trade reporting systems of the primary market for the Underlying Shares as a result of which the reported trading prices for the Underlying Shares during the last one-half hour preceding the close of the principal trading session in such market are materially inaccurate; or the suspension, absence or material limitation of trading on the primary market for trading in futures or options contracts related to the Underlying Shares, if available, during the one-half hour period preceding the close of the principal trading session in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; or

(ii)       the suspension, material limitation or absence of trading on any major U.S. securities market for trading in futures or options contracts related to the Underlying Shares for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such market, in each case as determined by the Calculation Agent in its sole discretion; and

(iii)      a determination by the Calculation Agent in its sole discretion that any event described in clauses (i) or (ii) above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to the Trigger Securities.

For the purpose of determining whether a Market Disruption Event has occurred:  (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the market, (2) a decision to permanently discontinue trading in the relevant futures or options contract will not constitute a Market Disruption Event, (3) a suspension of trading in futures or options contracts on the Underlying Shares by the primary securities market trading in such contracts by reason of (a) a price change exceeding limits set by such securities exchange or market, (b) an imbalance of orders relating to such contracts or (c) a disparity in bid and ask quotes relating to such contracts will constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Underlying Shares and (4) a “suspension, absence or material limitation of trading” on the primary market on which futures or options contracts related to the Underlying Shares are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Antidilution Adjustments
If the Underlying Shares are subject to a stock split or reverse stock split, then once such split has become effective, the Adjustment Factor will be adjusted to equal the product of the prior Adjustment Factor and the number of shares issued in such stock split or reverse stock split with respect to one Underlying Share.

No adjustment to the Adjustment Factor pursuant to the paragraph above will be required unless such adjustment would require a change of at least 0.1% in the amount being adjusted as then in effect.  Any number so adjusted will be rounded to the nearest one hundred-thousandth with five one-millionths being rounded upward.

Discontinuance of the Underlying Shares;
Alteration of Method of Calculation
If the SPDR Gold Trust is liquidated or otherwise terminated (a “Liquidation Event”), the Trigger Securities will be deemed accelerated to the fifth Business Day following the date notice of such Liquidation Event is provided to holders of the Underlying Shares under the terms of the SPDR Gold Trust (the date of such notice, the “Liquidation Announcement Date” and the fifth Business Day following the Liquidation Announcement Date, the “Acceleration Date”), and the payment to you on the Acceleration Date will be equal to the fair market value of the Trigger Securities on the Trading Day immediately following the Liquidation Announcement Date as determined by the Calculation Agent in its sole discretion based on its internal models, which will take into account the reasonable costs incurred by the Issuer or any of its affiliates in unwinding any related hedging arrangements. Please see “Risk Factors―The Trigger Securities will be accelerated under certain circumstances” on PS-9.

Alternate Exchange Calculation
in Case of an Event of Default	In case an event of default with respect to the Trigger Securities shall have occurred and be continuing, the amount declared due and payable per Trigger Security upon any acceleration of the Trigger Securities (an “Event of Default Acceleration”) shall be determined by the Calculation Agent and shall be an amount in cash equal to the Payment at Maturity calculated as if the product of the Share Closing Price as of the date of such acceleration times the Adjustment Factor as of such date were the Final Share Price.

If the maturity of the Trigger Securities is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the cash amount due with respect to the Trigger Securities as promptly as possible and in no event later than two Business Days after the date of acceleration.

The SPDR Gold Trust; Public Information
The SPDR Gold Trust (the “Trust”) is a trust sponsored by World Gold Trust Services, LLC.  BNY Mellon Asset Servicing, a division of The Bank of New York Mellon (formerly the Bank of New York), is the trustee of the Trust and HSBC Bank USA, N.A. is the custodian of the Trust. The Trust seeks to mirror as closely as possible the price of gold bullion, before fees and expenses.  Information provided to or filed with the Commission by the Trust pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934 can be located by reference to Commission file numbers 333-153150 and 001-32356, respectively, through the Commission’s website at http://www.sec.gov.  In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.  We make no representation or warranty as to the accuracy or completeness of such information. This pricing supplement relates only to the Trigger Securities offered hereby and does not relate to the Underlying Shares.  We have derived all disclosures contained in this pricing supplement regarding the Trust from the publicly available documents described in the preceding paragraph.  In connection with the offering of the Trigger Securities, neither we nor the Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the Trust.  Neither we nor the Agent makes any representation that such publicly available documents or any other publicly available information regarding the Trust is accurate or complete.  Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Underlying Shares (and therefore the price of the Underlying Shares at the time we priced the Trigger Securities) have been publicly disclosed.  Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Trust could affect the value received at maturity with respect to the Trigger Securities and therefore the trading prices of the Trigger Securities.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Underlying Shares.

We and/or our affiliates may presently or from time to time engage in business with the Trust.  In the course of such business, we and/or our affiliates may acquire non-public information with respect to the Trust, and neither we nor any of our affiliates undertakes to disclose any such information to you.  In addition, one or more of our affiliates may publish research reports with respect to the Underlying Shares.  The statements in the preceding two sentences are not intended to affect the rights of investors in the Trigger Securities under the securities laws.  As a prospective purchaser of the Trigger Securities, you should undertake an independent investigation of the Trust as in your judgment is appropriate to make an informed decision with respect to an investment in the Underlying Shares.

“Standard & Poor’s®”, “S&P®”, “SPDR®”, “SPDR® Gold Trust” and “SPDR® Gold Shares” are trademarks of The McGraw-Hill Companies, Inc.  The Trigger Securities are not sponsored, endorsed, sold, or promoted by The McGraw-Hill Companies, Inc. or the Trust.  The McGraw-Hill Companies, Inc. and the Trust make no representations or warranties to the owners of the Trigger Securities or any member of the public regarding the advisability of investing in the Trigger Securities.  The McGraw-Hill Companies, Inc. and the Trust have no obligation or liability in connection with the operation, marketing, trading or sale of the Trigger Securities.

Historical Information
The following table sets forth the published high and low Share Closing Prices, as well as end-of-quarter Share Closing Prices, of the Underlying Shares for each quarter in the period from November 18, 2004 (the day the Underlying Shares began trading) through September 29, 2008.  The Closing Price on September 29, 2008 was $89.57.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical prices of the Underlying Shares should not be taken as an indication of future performance, and no assurance can be given as to the price of the Underlying Shares on the Valuation Date or as to whether the Share Closing Price will decline to or below the Trigger Level on any day during the Observation Period.  The price of the Underlying Shares may decrease so that you will receive a Payment at Maturity that is less than the principal amount of the Trigger Securities.  We cannot give you any assurance that the price of the Underlying Shares will increase so that at maturity you will receive a payment in excess of the principal amount of the Trigger Securities.  Because your return is linked to the price of the Underlying Shares on the Valuation Date and over the term of the Trigger Securities, there is no guaranteed return of principal.

If the Final Share Price is less than the Initial Share Price and the Share Closing Price has declined to or below the Trigger Level on any day during the Observation Period, you will lose money on your investment.

	High	Low	Period End
2004
Fourth Quarter (beginning November 18, 2004)	45.60	43.44	43.80
2005
First Quarter	44.43	41.26	42.82
Second Quarter	44.02	41.53	43.44
Third Quarter	47.10	41.89	46.70
Fourth Quarter	52.56	45.51	51.58
2006
First Quarter	58.60	52.34	58.10
Second Quarter	71.12	55.62	61.23
Third Quarter	65.85	56.92	59.47
Fourth Quarter	64.39	56.37	63.21
2007
First Quarter	68.10	60.17	65.74
Second Quarter	68.70	63.62	64.27
Third Quarter	73.51	64.42	73.51
Fourth Quarter	83.00	71.90	82.46
2008
First Quarter	99.17	84.77	90.41
Second Quarter	93.27	83.99	91.40
Third Quarter (through September 29, 2008)	96.17	73.08	89.57

The following graph shows the daily Share Closing Prices of the Underlying Shares from November 18, 2004 through September 29, 2008.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.  The historical Closing Prices should not be taken as an indication of future performance, and no assurance can be given as to the Closing Price on the Valuation date.

Performance of the Closing Prices from November 18, 2004 to September 29, 2008

Use of Proceeds and Hedging
The net proceeds we receive from the sale of the Trigger Securities will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Trigger Securities through one or more of our subsidiaries.  The Issue Price of the Trigger Securities includes the Agent’s Commissions (as shown on the cover page of this pricing supplement) paid with respect to the Trigger Securities and the cost of hedging our obligations under the Trigger Securities.  The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss.  See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the day we priced the Trigger Securities for initial sale to the public, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the Trigger Securities by taking positions in the Underlying Shares and in options contracts on the Underlying Shares. Such purchase activity could have increased the price of the Underlying Shares, and therefore effectively increased the price at which the Underlying Shares must close before you would receive at maturity a payment that exceeds the principal amount of the Trigger Securities.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Trigger Securities by purchasing and selling the Underlying Shares, options contracts relating to the Underlying Shares or any other available securities or instruments that we may wish to use in connection with such hedging activities, including by selling any such securities or instruments on the Valuation Date.  We cannot give any assurance that our hedging activity will not affect the price of the Underlying Shares on the Valuation Date or on any day during the Observation Period and, therefore, adversely affect the value of the Trigger Securities or the payment you will receive at maturity.

Supplemental Information Concerning
Plan of Distribution
Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of Trigger Securities set forth on the cover of this pricing supplement.  The Agent proposes initially to offer the Trigger Securities directly to the public at the public offering price set forth on the cover page of this pricing supplement.  The Agent may allow a concession not in excess of $0.10 per Trigger Security to other dealers, which may include Morgan Stanley & Co. International plc and Bank Morgan Stanley AG; provided that, concessions allowed to dealers in connection with the offering may be reclaimed by the Agent if, within 30 days of the offering, the Agent repurchases Trigger Securities distributed by such dealers.  After the initial offering of the Trigger Securities, the Agent may vary the offering price and other selling terms from time to time.

We expect to deliver the Trigger Securities against payment therefor in New York, New York on October 6, 2008, which will be the fifth scheduled Business Day following the date of this pricing supplement and of the pricing of the Trigger Securities.

In order to facilitate the offering of the Trigger Securities, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Trigger Securities or the price of the Underlying Shares.  Specifically, the Agent may sell more Trigger Securities than it is obligated to purchase in connection with the offering or may sell Underlying Shares it does not own, creating a naked short position in the Trigger Securities or the Underlying Shares, respectively, for its own account.  The Agent must close out any naked short position by purchasing the Trigger Securities or Underlying Shares in the open market.  A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Trigger Securities or the Underlying Shares in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the Agent may bid for, and purchase, the Trigger Securities or the Underlying Shares in the open market to stabilize the price of the Trigger Securities.  Any of these activities may raise or maintain the market price of the Trigger Securities above independent market prices or prevent or retard a decline in the market price of the Trigger Securities.  The Agent is not required to engage in these activities, and may end any of these activities at any time.  An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of Trigger Securities.  See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Trigger Securities or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  No offers, sales or deliveries of the Trigger Securities, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Trigger Securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the Trigger Securities has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Trigger Securities or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Trigger Securities under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Trigger Securities.  We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Brazil

The Trigger Securities have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The Trigger Securities may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The Trigger Securities have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the Trigger Securities or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Hong Kong

No action has been taken to permit an offering of the Trigger Securities to the public in Hong Kong as the Trigger Securities have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the Trigger Securities, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the Trigger Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

Mexico

The Trigger Securities have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Singapore

The Agent and each dealer represent and agree that they will not offer or sell the Trigger Securities nor make the Trigger Securities the subject of an invitation for subscription or purchase, nor will they circulate or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Trigger Securities, whether directly or indirectly, to persons in Singapore other than:

(a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)  a person who acquires the Trigger Securities for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Benefit Plan Investor Considerations
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (a “Plan”) should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Trigger Securities.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Trigger Securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Trigger Securities are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Trigger Securities.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the Trigger Securities.

Because we may be considered a party in interest with respect to many Plans, the Trigger Securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Trigger Securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Trigger Securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Trigger Securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Under ERISA, assets of a Plan may include assets of certain commingled vehicles and entities in which the Plan has invested (including, in certain cases, the general account of an insurance company).  Accordingly, commingled vehicles and entities which include assets of a Plan must ensure that one of the foregoing exemptions is available.  Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Trigger Securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under any available exemptions, such as PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

Purchasers of the Trigger Securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the Trigger Securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any Trigger Securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

United States Federal Taxation
Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the Trigger Securities issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the Trigger Securities.  This discussion applies only to initial investors in the Trigger Securities who:

• purchase the Trigger Securities at their “issue price”; and

• will hold the Trigger Securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

• certain financial institutions;
• insurance companies;
• certain dealers and traders in securities, commodities or foreign currencies;
• investors holding the Trigger Securities as part of a hedging transaction, “straddle,” conversion transaction, integrated transaction or constructive sale transaction;
• U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;
• partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
• regulated investment companies;
• real estate investment trusts;
• tax-exempt entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively; or
• persons subject to the alternative minimum tax.

As stated above, this discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances.  As the law applicable to the U.S. federal income taxation of instruments such as the Trigger Securities is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein.  Persons considering the purchase of the Trigger Securities should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General

Under current law, each Trigger Security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the Trigger Securities or instruments that are similar to the Trigger Securities for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the tax treatment described herein.  Accordingly, you should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the Trigger Securities (including possible alternative treatments of the Trigger Securities) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the treatment of each Trigger Securities as an open transaction.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of a Trigger Security that is, for U.S. federal income tax purposes:

• a citizen or resident of the United States;

• a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or

• an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Tax Treatment of the Trigger Securities

Tax Treatment Prior to Maturity.  A U.S. Holder should not be required to recognize taxable income over the term of the Trigger Securities prior to maturity, other than pursuant to a sale or exchange as described below.

Tax Basis. A U.S. Holder’s tax basis in the Trigger Securities should equal the amount paid by the U.S. Holder to acquire the Trigger Securities.

Sale, Exchange or Settlement of the Trigger Securities.  Upon a sale or exchange of the Trigger Securities, or upon settlement of the Trigger Securities at maturity, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the Trigger Securities sold, exchanged or settled.  Subject to the discussion below about the possible application of Section 1260 of the Code, any gain or loss should be long-term capital gain or loss if the holding period of the Trigger Securities is more than one year at the time of sale, exchange or settlement, and short-term capital gain or loss otherwise.

Possible Application of Section 1260 of the Code

Because the Trigger Securities are linked to shares of an exchange-traded fund, there is a substantial risk that an investment in the Trigger Securities will be treated as a “constructive ownership transaction,” as defined in Section 1260 of the Code.  If an investment in the Trigger Securities is treated as a “constructive ownership transaction,” any  long-term capital gain recognized by a U.S. Holder in respect of a Trigger Security will be recharacterized as ordinary income to the extent such gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Code) of the U.S. Holder, determined as if the U.S. Holder had acquired shares of the exchange-traded fund on the original issue date (as defined in this pricing supplement) and then sold them on the date of sale, exchange or settlement of the Trigger Securities at fair market value (the “Excess Gain”).   In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale, exchange or settlement of the Trigger Securities (assuming such income accrued at a constant rate equal to the applicable Federal rate as of the date of sale, exchange or settlement of the Trigger Securities).  However, even if an investment in the Trigger Securities is treated as “constructive ownership transaction,” if a U.S. Holder purchases the Trigger Securities at the issue price (as set forth on the front cover of this pricing supplement), there should not be any Excess Gain because the participation rate of the Trigger Securities is 100%.

Possible Alternative Tax Treatments of an Investment in the Trigger Securities

Due to the absence of authorities that directly address the proper treatment of the Trigger Securities, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above.  In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a Trigger Security under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”).

If the IRS were successful in asserting that the Contingent Debt Regulations apply to the Trigger Securities, the timing and character of income thereon would be significantly affected.  Among other things, a U.S. Holder would be required to accrue original issue discount (“OID”) on the Trigger Securities every year at a “comparable yield” determined at the time of their issuance.  Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale or other disposition of the Trigger Securities would generally be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss, to the extent of the U.S. Holder’s prior accruals of OID, and as capital loss thereafter.

Even if the Contingent Debt Regulations do not apply to the Trigger Securities, other alternative federal income tax treatments of the Trigger Securities are also possible, which if applied could also affect the timing and character of the income or loss with respect to the Trigger Securities.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Trigger Securities.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Trigger Securities, possibly with retroactive effect.  U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Trigger Securities, including possible alternative treatments and the issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption.  The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.  In addition,  information returns will be filed with the IRS in connection with payments on the Trigger Securities and the proceeds from a sale or other disposition of the Trigger Securities, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Trigger Security that is, for U.S. federal income tax purposes:

• an individual who is classified as a nonresident alien;
• a foreign corporation; or
• a foreign trust or estate.

The term “Non-U.S. Holder” does not include any of the following holders:

•   a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

• certain former citizens or residents of the United States; or

• a holder for whom income or gain in respect of the Trigger Securities is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in a Trigger Security.

Tax Treatment upon Sale, Exchange or Settlement of the Trigger Securities

In general.  Assuming the treatment of the Trigger Securities as set forth above is respected, a Non-U.S. Holder of the Trigger Securities will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

If all or any portion of a Trigger Security were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the Trigger Security would not be subject to U.S. federal withholding tax, provided that:

• the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

• the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

• the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code, and

• the certification requirement described below has been fulfilled with respect to the beneficial owner.

Certification Requirement.  The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a Trigger Security (or a financial institution holding the Trigger Security on behalf of the beneficial owner) furnishes to us an IRS Form W-8BEN, on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Trigger Securities.  While the notice requests comments on appropriate transition rules and effective dates, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might affect the withholding tax consequences of an investment in the Trigger Securities, possibly with retroactive effect.  Accordingly, if you are a non-U.S. investor, you should consult your tax adviser regarding the issues presented by the notice.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Trigger Securities are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Trigger Securities.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the Trigger Securities at maturity as well as in connection with the proceeds from a sale, exchange or other disposition.  A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption.

Compliance with the certification procedures described above under “―Tax Treatment upon Sale, Exchange or Settlement of the Trigger Securities ― Certification Requirement” will satisfy the certification requirements necessary to avoid the backup withholding as well.  The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.